Filed by Lincoln Gold Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Lincoln Gold Corp.
Form S-4 Registration Statement
SEC File No. 333-145978

LINCOLN GOLD CORP.

325 Tahoe Drive	TEL: 604-629-8220
Carson City, NV 89703	www.lincolngold.com

September 12, 2007	OTCBB: LGCP

LINCOLN GOLD FILES REGISTRATION STATEMENT WITH SEC IN CONNECTION
WITH PLANNED CONTINUATION UNDER THE CANADA BUSINESS CORPORATIONS ACT

LINCOLN GOLD CORP. (OTCBB: LGCP) is pleased to announce that the board of directors has approved the continuation of the Company from Nevada to the Canadian federal jurisdiction under the Canada Business Corporations Act (the “Continuation”). Completion of the Continuation is subject to approval by the shareholders of the Company. This is planned to be sought at a meeting of shareholders to be held specifically to approve the Continuation. The Company has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies from the Company’s shareholders in connection with the planned shareholders meeting. The Registration Statement incorporates a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that the Company plans to mail to its shareholders in connection with shareholders meeting once the Registration Statement has been declared effective by the SEC. The Company has not yet established the date on which the shareholders meeting will be held, but plans to set the meeting date for as early as possible following the effective date of the Registration Statement. The board of directors has approved the Continuation in anticipation of an application to list the Company’s common shares on the TSX Venture Exchange. Shareholders will receive update reports on the process as events develop.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

In connection with the proposed transaction, the Company has filed the Registration Statement with the SEC. The Registration Statement includes a preliminary prospectus and related materials to register the common shares of the Company to be issued in connection with the Continuation. The Registration Statement incorporates the Proxy Statement/Prospectus that the Company plans to mail to its shareholders in connection with obtaining approval to the proposed Continuation. The Registration Statement and the Proxy Statement/Prospectus contain important information about the Company, the comparative rights between Nevada state law and the Canada Business Corporations Act, the Company’s proposed articles and bylaws as a Canadian federal corporation, income tax consequences and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus free of charge at the SEC's web site at www.sec.gov.

LINCOLN GOLD CORP.

/s/ “Paul Saxton”
Paul Saxton
President and Chief Executive Officer

For more information contact:
Investor Relations: 604-629-8218